VIA EDGAR                                                                                                           November 18, 2013

J. Nolan McWilliams
Loan Lauren P. Nguyen
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Embarr Downs, Inc.
Form 10-12G
Filed September 18, 2013
File No. 000-55044

On behalf of Embarr Downs, Inc. (the "Company"), I am providing responses to the Staff's comment letter dated
November 18, 2013.  To facilitate your review, the Staff's comments have been reproduced, with the Company's responses following each comment.

Financial Statements, page F-1
Notes to the Financial Statements, page F-6
Note 6 – Subsequent Events, page F-10

1. We note from your response to prior comment 8 that you have revised the document to reflect the reverse stock-split. In this regard, it does not appear the amounts of shares in Item 10, notes 3 and 5 to the financial statements and the pro forma financial statements have been revised to reflect the reverse stock-split. Please revise to reflect the reverse stock-split throughout the entire document.

Revised Note 3 to change the 490,000,000 to 9,800 shares.

Revised Note 5 to change the 1,920,000,000 issued to the shareholders of Embarr Downs of California, Inc. to 38,400 and the 1,504,193,692 shares held prior to the merger agreement to 30,084.  The issuances listed on February 23, 2013 were issued from Embarr Downs of California and were not subject to the reverse of Embarr Downs, Inc. even though the shares received were reversed from the 1,920,000,000 to 38,400.

Revised the Pro Forma financial statements to reflect the reverse which modified the number of shares outstanding from1,504,193,692 to 30,084 which also reduced the Common Stock Paid in Capital from 150,419 to 3.

2. In a related matter, please tell us how you determined the amount of authorized shares of 500,000,000 per page 35. In this regard, we note that 4,450,000,000 adjusted for a 1:50,000 reverse stock-split is 89,000. Please advise or revise.

Revised the Articles to reflect the amendment related to the reverse which modified the authorized shares to 500,000,000.  I mistakenly thought that correction was previously made.

Exhibit 10.7

3. It appears that the terms of the Term Sheet expired on October 31, 2013 if not accepted by you. Please advise whether the line of credit has been executed by you and SC Capital. If so, please file the credit agreement with your next amendment.

The term sheet would have expired on October 31, 2013 if not accepted.  The term sheet was accepted and the definitive documents must be executed no later than December 31, 2013 pursutant to the term sheet.

The Company hereby acknowledges that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Embarr Downs, Inc.

By: /s/ Joseph Wade
Name: Joseph Wade
Title: CEO/President